EXHIBIT 3

Reynolds Group Holdings Limited Announces Commencement of Tender Offers

Business Wire

New York, New York - June 13, 2016 - Reynolds Group Holdings Limited (“Reynolds Group”) announces that its wholly-owned subsidiaries, (1) Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., (each, a “Reynolds Company” and collectively, the “Reynolds Companies”), have jointly commenced a cash tender offer (the “Reynolds Tender Offers”) for (i) any and all of the Reynolds Companies’ currently outstanding (a) 7.125% Senior Secured Notes due 2019 (the “7.125% Senior Secured Notes”), (b) 7.875% Senior Secured Notes due 2019 (the “7.875% Senior Secured Notes”), (c) 8.500% Senior Notes due 2018 (the “8.500% Senior Notes”), and (d) 9.000% Senior Notes due 2019 (the “9.000% Senior Notes”), and (ii) up to $691 million aggregate principal amount of their outstanding 9.875% Senior Notes due 2019 (the “9.875% Senior Notes,” collectively with the 7.125% Senior Secured Notes, the 7.875% Senior Secured Notes, the 8.500% Senior Notes and the 9.000% Senior Notes, the “Reynolds Notes”) and (2) Beverage Packaging Holdings (Luxembourg) II S.A. and Beverage Packaging Holdings II Issuer Inc. (each, a “BPH Company” and, together, the “BPH Companies” and, together with the Reynolds Companies, the “Issuers”), have jointly commenced a cash tender offer (the “BPH Tender Offer” and, together with the Reynolds Tender Offers, the “Tender Offers” and each a “Tender Offer”) for any and all of their outstanding 6.000% Senior Subordinated Notes due 2017 (the “6.000% Subordinated Notes” and, together with the Reynolds Notes, the “Notes”), in each case, on the terms and subject to the conditions set forth in the Issuers’ offers to purchase (the “Statement”).

The Tender Offers will expire at 12:01 a.m., New York City time, on July 12, 2016, unless extended or earlier terminated by the Issuers (such date and time, as the same may be extended or earlier terminated, the “Expiration Time”). The Issuers reserve the right to terminate, withdraw or amend the tender offers at any time subject to applicable law.

Certain information regarding the Notes and the terms of the tender offers is summarized in the table below:

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	9.875% Senior Notes Maximum Tender Amount	Total Consideration[1]	Early Tender Payment[1]	Tender Offer Consideration[1]
7.125% Senior Secured Notes due 2019	Registered: 761735AK5/US761735AK54 144A: 74959GAA8 Reg S: U76227AA2	$591,738,000	N/A	$1,020.00	$30.00	$990.00
7.875% Senior Secured Notes due 2019	Registered: 761735AG4/US761735AG43 144A: 74959HAA6 Reg S: U76222AA3	$626,506,000	N/A	$1,028.75	$30.00	$998.75
8.500% Senior Notes due 2018	Registered: 761735AB5/US761735AB55 144A: 761735AA7 Reg S: U8002WAA5	$669,872,000	N/A	$1,005.50	$30.00	$975.50
9.000% Senior Notes due 2019	Registered: 761735AL3/US761735AL38 144A: 74959GAC4 Reg S: U76227AB0	$613,479,000	N/A	$1,025.00	$30.00	$995.00
6.000% Senior Subordinated Notes due 2017	144A: 08783AAC7 Reg S: L1000PAB5	$590,000,000	N/A	$1,003.50	$30.00	$973.50
9.875% Senior Notes due 2019	Registered: 761735AH2/US761735AH26 761735AQ2/US761735AQ25 144A: 74959HAB4 Reg S: U76222AB1 U8002WAD9	$1,280,504,000	$691,000,000	$1,036.25	$30.00	$1,006.25

(1)	Per $1,000 principal amount of Notes that are accepted for purchase.
The “Total Consideration” for the Notes as set forth in the table above includes an Early Tender Payment of $30.00 per $1,000 principal amount of Notes. The Early Tender Payment is payable in respect of Notes validly tendered and not withdrawn at or prior to 5:00 p.m., New York City time, on June 24, 2016, unless extended or earlier terminated by the Issuers (such date and time, as the same may be extended or earlier terminated, the “Early Tender Deadline”) and accepted for purchase. The Total Consideration minus the Early Tender Payment is referred to as the “Tender Offer Consideration.” Notes validly tendered after the Early Tender Deadline and at or prior to the Expiration Time that are accepted for purchase will be eligible to receive only the Tender Offer Consideration, and not the Early Tender Payment. Notes tendered in the tender offers may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on June 24, 2016, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the “Withdrawal Deadline”). Notes tendered after the Withdrawal Deadline may not be withdrawn. If the purchase of all validly tendered 9.875% Senior Notes would cause the Issuers to purchase an aggregate principal amount of 9.875% Senior Notes in excess of $691 million, then the applicable Tender Offer will be oversubscribed, and such Notes so accepted for purchase will be subject to proration on the terms set forth in the Statement and the related Letter of Transmittal. If the Tender Offer for the 9.875% Senior Notes is fully subscribed as of the Early Tender Deadline, Holders who validly tender their 9.875% Senior Notes after the Early Tender Deadline will not have any such Notes accepted for purchase.
At any time after the Early Tender Deadline and before the Expiration Time, the Issuers may elect to accept for purchase any Notes then validly tendered or, solely with respect to the 9.875% Senior Notes, tendered at or prior to the Early Tender Deadline and not subsequently withdrawn, subject to any required proration (such date and time of acceptance, the “Early Acceptance Time”), on the terms of and subject to the conditions to the tender offers. Payment for any Notes so accepted will be made promptly following the Early Acceptance Time, which is currently expected to occur on June 27, 2016, subject to all conditions to the tender offers having been satisfied or waived by the Issuers.
The Issuers’ obligation to accept for purchase, and to pay for Notes validly tendered and not validly withdrawn pursuant to the Tender Offers, is conditioned on the satisfaction or waiver of the financing condition and certain other conditions, as described in the Statement and the related Letter of Transmittal.
The Issuers currently expect (but have no obligation) to exercise their right to redeem any Notes not purchased by them in the Tender Offers (after taking into account the 9.875% Senior Notes Maximum Tender Amount, solely with respect to the 9.875% Senior Notes) in accordance with the terms of the applicable indentures governing the Notes, and as described in the Statement.
This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities with respect to the Notes. The tender offers are only being made pursuant to the terms of the Statement and the related Letter of Transmittal.
The complete terms and conditions of the tender offers are set forth in the Statement that is being sent to holders of the Notes. Holders are urged to read the tender offers’ documents carefully before making any decision with respect to the tender offers. Holders of Notes must make their own decisions as to whether to tender their Notes, and if they decide to do so, the principal amount of the Notes to tender.
The Issuers have engaged Credit Suisse Securities (USA) LLC as Dealer Manager for the tender offers. Questions and requests for assistance regarding the tender offers should be directed to Credit Suisse Securities (USA) LLC at (212) 538-2147 (collect) or (800) 820-1653 (toll free). Requests for copies of the Statement or other tender offers materials may be directed to D.F. King & Co., Inc., the Information Agent and Tender Agent for the tender offers at (877) 283-0318 or (212) 269-5550 (collect).
None of the Issuers, Reynolds Group, the Dealer Manager, the Information Agent and Tender Agent or any other person makes any recommendation as to whether holders of Notes should tender their Notes, and no one has been authorized to make such a recommendation.
About Reynolds Group:
Reynolds Group is a leading global manufacturer and supplier of consumer food and beverage packaging and storage products. Additional information regarding Reynolds Group is available at www.reynoldsgroupholdings.com.
Forward-Looking Statements:
This press release may contain “forward-looking statements.” Forward-looking statements include statements regarding the goals, beliefs, plans or current expectations of Reynolds Group, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements. Such uncertainties, risks and assumptions include, but are not limited to: risks related to our ability to complete our proposed offering of notes; risks related to the future costs of raw materials, energy and freight; risks related to economic downturns in our target markets; risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance; risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws; risks related to the impact of a loss of any of our key manufacturing facilities; risks related to our dependence on key management and other highly skilled personnel; risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure; risks related to any potential supply of faulty or contaminated products; risks related to exchange rate fluctuations; risks related to dependence on the protection of our intellectual property and the development of new products; risks related to pension plans sponsored by us and others in our control group; risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our retained businesses; risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility; risks related to our suppliers of raw materials and any interruption in our supply of raw materials; risks related to information security, including a cyber-security breach or a failure of one or more of our information technology systems, networks, processes or service providers; risks related to our substantial indebtedness and our ability to service our current and future indebtedness; risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.
Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.
Contact
Reynolds Group Holdings Limited
enquiries@reynoldsgroupholdings.com
Joseph E. Doyle - + 1-847-482-2409